SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         HI-RISE RECYCLING SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   428396 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 NANCY E. BARTON
                      GENERAL ELECTRIC CAPITAL CORPORATION

                               260 LONG RIDGE ROAD
                                 (203) 357-4000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                OCTOBER 28, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       THIS DOCUMENT CONSIST OF 22 PAGES.

                                  SCHEDULE 13D
--------------------
CUSIP No.428396 10 5
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    GENERAL ELECTRIC CAPITAL CORPORATION                       IRS # 13-1500700
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
    or 2(e)                                                                 [x]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York, USA
--------------------------------------------------------------------------------
            NUMBER OF           7  SOLE VOTING POWER
              SHARES
           BENEFICIALLY            1,024,155
             OWNED BY
               EACH
            REPORTING
              PERSON
               WITH
                                ------------------------------------------------
                                8   SHARED VOTING POWER          -0-
                                ------------------------------------------------
                                9   SOLE DISPOSITIVE POWER        1,024,155
                                ------------------------------------------------
                                10  SHARED DISPOSITIVE POWER     -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED                          1,024,155
    BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW
    (11) EXCLUDES CERTAIN SHARES (See Instructions)                        [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------
CUSIP NO. 428396 10 5
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF
     ABOVE PERSONS
     GENERAL ELECTRIC CAPITAL SERVICES, INC.                    IRS #06-11095031
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     or 2(e)             |X|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware, USA
--------------------------------------------------------------------------------
             NUMBER OF           7   SOLE VOTING POWER
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
             REPORTING
               PERSON                Disclaimed.   See 11 below.
                WITH
                                 -----------------------------------------------
                                 8   SHARED VOTING POWER             -0-
                                  ----------------------------------------------
                                 9   SOLE DISPOSITIVE POWER

                                     Disclaimed.   See 11 below.
                                 -----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER        -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Beneficial ownership of all shares of Common Stock is disclaimed by
     General Electric Capital Services, Inc.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
     EXCLUDES CERTAIN SHARES*
     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Disclaimed. See 11
     above.
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------
CUSIP NO. 428396 10 5
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF
     ABOVE PERSONS
     GENERAL ELECTRIC COMPANY                         IRS #14-0089340
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (See Instructions)
                                                                  (a) [ ]
                                                                  (b) [x]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*  (See Instructions)

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     or 2(e)                                                          [x]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York, USA
--------------------------------------------------------------------------------
             NUMBER OF           7    SOLE VOTING POWER
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
             REPORTING
               PERSON                 Disclaimed.   See 11 below.
                WITH
                                 -----------------------------------------------
                                 8    SHARED VOTING POWER           -0-
                                 -----------------------------------------------
                                 9    SOLE DISPOSITIVE POWER

                                      Disclaimed. See 11 below.
                                 -----------------------------------------------
                                 10   SHARED DISPOSITIVE POWER      -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Beneficial ownership of all shares of Common Stock is disclaimed by General Electric Company.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                               |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Disclaimed.  See 11 above.
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                       FOR
                      GENERAL ELECTRIC CAPITAL CORPORATION

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D (this "Statement") relates to common stock, par value $.01 per share (the "Common Stock"), of Hi-Rise Recycling Systems, Inc., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 16255 NW 54th Avenue, Miami, Florida 33014.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c) This Statement is filed by General Electric Capital Corporation ("GECC"), for and on behalf of itself, General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE," and together with GECC and GECS, the "Filing Persons"). The agreement among each of the Filing Persons that this Statement be filed on behalf of each of them is attached hereto as Exhibit 1.

         GECS is a wholly-owned subsidiary of GE and GECC is a wholly-owned subsidiary of GECS.

         GECC is a New York corporation. GECC, together with its subsidiaries, engages in financing services that include lending, equipment management services and annuities and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

         GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. The business of GECS consists of the ownership of two principal subsidiaries which, together with their affiliates, constitute GE's principal financial services businesses. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

         For information with respect to the identity and background of each officer and director of the Filing Persons, see Schedules I, II and III attached hereto and hereby incorporated herein.

         The information required herein with respect to the respective executive officers and directors of the Filing Persons is to the best knowledge of the Filing Persons. If subsequent to the date of this Statement additional information is received with respect to such individuals which would cause a material change in the information contain herein, an amendment to this Statement will be filed that will set forth such change in information.

         (d) and (e). Except as set forth in Schedule IV, which is hereby incorporated herein, during the past five years, none of the Filing Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the executive officers and directors of the Filing Persons are U.S. citizens, except that (i) Nigel D.T. Andrews, a GECS director and executive officer and a GECC director, is a citizen of the United Kingdom, (ii) Paolo Fresco, a director of GE, is an Italian citizen, (iii) Claudio X. Gonzalez, a director of GE, is a citizen of Mexico, (iv) Kaj Ahlmann, an executive officer and a director of GECS, is a citizen of Denmark, (v) Andrea Jung, a director of GE is a citizen of Canada and (vi) G.S. Malm, the senior vice president-Asia of GE is a citizen of Sweden.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Common Stock reported herein is beneficially owned by GECC through warrants which were acquired by GECC pursuant to a loan transaction between GECC, as Lender, and the Issuer, as Borrower. On October 28, 1998, GECC and certain other Lenders named therein (collectively, the "Lenders") entered into a Credit Agreement with the Issuer and certain other Borrowers (the "Borrowers") named therein (the "Credit Agreement"). The Credit Agreement provided for maximum borrowings by the Issuer from the Lenders of $40,000,000 (the "Loan").

         As consideration for GECC extending credit under the Credit Agreement, the Issuer and GECC entered into a Securities Purchase Agreement dated October 28, 1998 (the "Securities Purchase Agreement") providing for the purchase on that date by GECC of a Warrant (the "Warrant"), exercisable at any time or from time to time to and including October 28, 2008, to purchase 1,000,158 shares of the Common Stock of the Issuer at an exercise price of $1.50 per share. Additionally, as a result of an error which was corrected in a Letter dated as of December 22, 1998 and pursuant to the anti-dilution provisions of the Warrant, the Warrant was adjusted to provide for the purchase of 1,024,155 shares of the Common Stock of the Issuer at an exercise price of $1.50 per share. GECC also entered into a Registration Rights Agreement with the Issuer, dated October 28, 1998 (the "Registration Rights Agreement"), providing GECC with certain registration rights with respect to the shares of Common Stock purchasable under the Warrant.

         Although the Warrant is immediately exercisable, as of December 24, 1998, the Warrant had not been exercised by GECC. Upon any such event, GECC anticipates funding the exercise price of the Common Stock with working capital.

ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of the Issuer conveying the Warrant to GECC was to provide additional consideration to GECC for its entering into the Credit Agreement. GECC intends to hold the Warrant as an investment and in the ordinary course of business and not for the purpose of effecting a change in the control of the Issuer. GECC intends to review its investment in the Warrant on a regular basis and as a result thereof may, at any time or from time to time, exercise all or a portion of such warrant, acquire additional shares of the Common Stock in the open market or private transactions or otherwise, or dispose of all or a portion of such warrant and/or any of the Common Stock acquired by it upon the exercise thereof. Any such acquisition or disposition would be in compliance with all applicable laws and regulations.

         Except as otherwise set forth herein, none of the Filing Persons has any current plans or proposals which relate to or would result in the matters set forth in items (a)-(j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person are 1,024,155 and 8.3%, respectively, on December 24, 1998. GECS and GE disclaim beneficial ownership in any shares of the Common Stock and the Warrant.

              None of the Filing Persons, nor to the best of their knowledge, any of their executive officers and directors, beneficially own any securities of the Issuer or has a right to acquire any securities of the Issuer.

         (b) GECC would have sole power to vote and dispose of the Common Stock obtained upon exercise of the Warrant (up to 1,024,155 shares). None of the Filing Persons, nor, to the best of their knowledge, any of their executive officers and directors, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

         (c) None of the Filing Persons, nor, to their best knowledge, any of their executive officers or directors, has effected any transaction in securities of the Issuer in the past 60 days.

         (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by GECC except for GECC.

         (e) Not applicable.

         Neither the filing of the Statement or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that any Filing Person is the "beneficial owner" of any shares of Common Stock which any other Filing Person is deemed to beneficially own.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Warrant is exercisable at any time or from time to time to and including October 28, 2008, to purchase 1,024,155 shares of the Common Stock of the Issuer at an exercise price of $1.50 per share. Under the Warrant, GECC has the right, during the period through and including October 28, 2008, to sell its Warrant or the underlying Common Stock back to the Issuer at any time after (i) the termination by the Borrowers of any of the loans made by the Lenders under the Credit Agreement, (ii) the aggregate amount of permanent reductions in the outstanding principal balance of the loans made pursuant to the Credit Agreement equals or exceeds $10,000,000, (iii) a secondary public offering, (iv) an event of default by the Issuer under the Credit Agreement, or (v) the adoption by the Issuer of an employee stock ownership plan. The Warrant also contains standard anti-dilution protections as well as anti-dilution protection for certain acquisitions by the Issuer.

         Under the Securities Purchase Agreement, in the event the Issuer engages in any business combination, whether by way of merger, asset purchase or otherwise, the Issuer has agreed to sell to GECC and certain other purchasers named therein a warrant to purchase a number of shares of Common Stock of the Issuer equal to 8% of any Common Stock issued or issuable pursuant to any rights, warrants or options to purchase Common Stock or convertible securities pursuant to such business combination at an exercise price per share equal to the effective per share value of the Common Stock so issued or issuable pursuant to such business combination.

         Under the Registration Rights Agreement, GECC is entitled to request from the Issuer the registration under the Securities Act of 1933, as amended (the "Securities Act") of the Common Stock acquired by GECC upon exercise of the Warrant, at any time after October 28, 1998 through and including the second anniversary of the expiration date of the Warrant, up to a maximum of two such registrations, provided that the second request for registration cannot be within two years of the first request. GECC is also entitled to include the Common Stock acquired by it upon exercise of the Warrant in a registration under the Securities Act being filed by the Issuer.

         The foregoing descriptions of the Warrant, the Securities Purchase Agreement and the Registration Rights Agreement contained in this Schedule 13D are summaries and are qualified in their entirety by reference to the text of such agreements, copies of which are attached hereto as Exhibits 2 through 4 respectively, and are incorporated herein by reference

         Otherwise, none of the Filing Persons, nor, to the best of their knowledge, any of their executive officers or directors, has any contracts, arrangements, understanding, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

SCHEDULE      DESCRIPTION
--------      -----------
I             Directors and Officers of GECC
II            Directors and Officers of GECS
III           Directors and Officers of GE
IV            Litigation

EXHIBIT       DESCRIPTION
-------       -----------

1. Joint Filing Agreement dated as of December 24, 1998 by and among GECC, GECS and GE.
2. Securities Purchase Agreement dated October 28, 1998, between GECC, certain other Purchasers and the Issuer.
3. Registration Rights Agreement, dated October 28, 1998, between GECC, certain other Stockholders and the Issuer.
4.             Stock Purchase Warrant, dated October 28, 1998.

SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date:    December 24, 1998                GENERAL ELECTRIC CAPITAL
                                          CORPORATION

                                          By: /s/ NANCY E. BARTON
                                              --------------------
                                          Name: Nancy E. Barton
                                          Title: Senior Vice President,
                                          General Counsel and Secretary


Date:    December 24, 1998                GENERAL ELECTRIC CAPITAL
                                          SERVICES, INC.


                                          By: /s/ NANCY E. BARTON
                                              -------------------
                                          Name: Nancy E. Barton
                                          Title: Senior Vice President,
                                          General Counsel and Secretary


Date:    December 24, 1998               GENERAL ELECTRIC COMPANY


                                          By: /s/ NANCY E. BARTON
                                              -------------------
                                          Name: Nancy E. Barton
                                          Title: Attorney-In-Fact

                           SCHEDULE AND EXHIBIT INDEX

SCHEDULE      DESCRIPTION
--------      -----------

I             Directors and Officers of GECC

II            Directors and Officers of GECS

III           Directors and Officers of GE

IV            Litigation

EXHIBIT       DESCRIPTION
-------       -----------

1. Joint Filing Agreement dated as of December 24, 1998 by and among GECC, GECS and GE.

2. Securities Purchase Agreement dated October 28, 1998, between GECC, certain other Purchasers and the Issuer.

3. Registration Rights Agreement, dated October 28, 1998, between GECC, certain other Stockholders and the Issuer.

4.   Stock Purchase Warrant, dated October 28, 1998.

                                   Schedule I

                      GENERAL ELECTRIC CAPITAL CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

NAME                    PRESENT                    PRESENT
                        BUSINESS                   PRINCIPAL
                        ADDRESS                    OCCUPATION

                        GECC
N.D.T. Andrews          260 Long Ridge Road
                        Stamford, CT 06927         Executive Vice
                        260 Long Ridge Road        President,  GECC.

N.E. Barton             GECC                       Senior Vice President.
                        260 Long Ridge Road        General Counsel and
                        Stamford, CT 06927         Secretary,  GECC.

J.R. Bunt               GE                         Vice President and
                        3135 Easton Turnpike       Treasurer,  GEC.
                        Fairfield, CT 06431

David M. Cote           GE Appliances              President and Chief Executive
                        Appliance Park             Officer  GE Appliances
                        Louisville, KY 40225

D.D. Dammerman          GE                         Vice President and
                        3135 Easton Turnpike       Executive Officer
                        Fairfield, CT 06431

B.W. Heineman, Jr.      GE                         Senior Vice President,
                        3135 Easton Turnpike       General Counsel and
                        Fairfield, CT 06431        Secretary, GEC.

Jeffrey R. Immelt       GE Medical Systems         President and Chief Executive
                        3000 N. Grandview Blvd.    Officer
                        Waukesha, WI 53188

W. James McNerney, Jr.  GE Aircraft Engines        President and Chief Executive
                        1 Neumann Way              Officer
                        Cincinnati, OH 45215

John H. Myers        GE Investment Corporation          Chairman and President
                     3003 Summer Street
                     Stamford, CT 06904

R.L. Nardelli        GE                                 President and Chief
                     One River Road                     Executive Officer
                     Schenectady, NY 12345              GE Power Systems

D.J. Nayden          GECC                               President and Chief
                     260 Long Ridge Road                Operating Officer, GECC
                     Stamford, CT 06927

M.A. Neal            GECC                               Executive Vice
                     260 Long Ridge Road                President, GECC.
                     Stamford, CT 06927

J.A. Parke           GECC                               Senior Vice President,
                     260 Long Ridge Road                Finance, GECC.
                     Stamford, CT 06927

J.M. Samuels         GE                                 Vice President and
                     3135 Easton Turnpike               Senior Counsel,
                     Fairfield, CT 06431                Corporate Taxes, GE.

E.D. Stewart         GECC                               Executive Vice
                     260 Long Ridge Road                President, GECC.
                     Stamford, CT 06927

J.F. Welch, Jr.      GE                                 Chairman and Chief
                     3135 Easton Turnpike               Executive Officer, GEC.
                     Fairfield, CT 06431

G.C. Wendt           GECC                               Chairman and Chief
                     260 Long Ridge Road                Executive Officer, GECC.
                     Stamford, CT 06927

EXECUTIVE OFFICERS:

G.C. Wendt           GECC                               Chairman and Chief
                     260 Long Ridge Road                Executive Officer, GECC.
                     Stamford, CT 06927

 D.J. Nayden         GECC                               President and Chief
                     260 Long Ridge Road                Operating Officer, GECC.
                     Stamford, CT 06927

N.D.T. Andrews       GECC                               Executive Vice
                     260 Long Ridge Road                President, GECC.

                     Stamford, CT 06927

M.A. Neal            GECC                               Executive Vice
                     260 Long Ridge Road                President, GECC.
                     Stamford, CT 06927

E.D. Stewart         GECC                               Executive Vice
                     260 Long Ridge Road                President, GECC.
                     Stamford, CT 06927

N.E. Barton          GECC                               Senior Vice President,
                     260 Long Ridge Road                General Counsel and
                     Stamford, CT 06927                 Secretary, GECC.

                                                        See Schedule I.

J.A. Colica          GECC                               Senior Vice President,
                     260 Long Ridge Road                and Manager Global Risk
                     Stamford, CT 06927                 Management.

M.D. Fraizer         GECC                               Senior Vice President,
                     292 Long Ridge Road                Insurance/Investment
                     Stamford, CT 06927                 Products, GECC.

R.L. Lewis           GECC                               Senior Vice President,
                     1600 Sumner Street                 and General Manager
                     6th Floor                          Structured Finance,
                     Stamford, CT 06905 GECC.           Group See Schedule I.

J.A. Parke           GECC                               Senior Vice President,
                     260 Long Ridge Road                Finance, GECC.
                     Stamford, CT 06927                 See Schedule I.

L.J. Toole           GECC                               Senior Vice President,
                     260 Long Ridge Road                Human Resources,
                     Stamford, CT 06927                 GECC.

                                                        See Schedule I.

J.S. Werner          GECC                               Senior Vice President,
                     201 High Ridge Road                Corporate Treasury and
                     Stamford, CT 06927                 Global Funding
                                                        Operation, GECC.

                                   Schedule II

                     GENERAL ELECTRIC CAPITAL SERVICES, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

                       PRESENT                   PRESENT
                       BUSINESS                  PRINCIPAL
NAME                   ADDRESS                   OCCUPATION

G.C. Wendt             GECS                      Chairman, President
                       260 Long Ridge Road       and Chief Executive
                       Stamford, CT 06927        Officer, GECS.
                                                 See Schedule I

K. Ahlmann             ERC                       Executive Vice
                       5200 Metcalf              President, GECS.
                       Overland Park, KS 66202   President and Chief
                                                 Operating Officer,
                                                 Employers Reinsurance
                                                 Corp.

N.D.T. Andrews         GECC                      Executive Vice
                       260 Long Ridge Road       President, GECC.
                       Stamford, CT 06927

J.R. Bunt              GE                        Vice President and
                       3135 Easton Turnpike      Treasurer, GEC.
                       Fairfield, CT 06431

David M. Cote          GE Appliances             President and Chief Executive
                       Appliance Park            Officer  GE Appliances
                       Louisville, KY 40225

D.D. Dammerman         GE                        Vice Chairman and
                       3135 Easton Turnpike      Executive Officer, GEC.
                       Fairfield, CT 06431

B.W. Heineman, Jr.     GE                        Senior Vice President,
                       3135 Easton Turnpike      General Counsel and
                       Fairfield, CT 06431       Secretary, GEC.

Jeffrey R. Immelt      GE Medical Systems        President and Chief Executive
                       3000 N. Grandview Blvd.   Officer
                       Waukesha, WI 53188

W. James McNerney, Jr. GE Aircraft Engines       President and Chief Executive
                       1 Neumann Way             Officer
                       Cincinnati, OH 45215

John H. Myers          GE Investment Corporation Chairman and President
                       3003 Summer Street
                       Stamford, CT 06904

R.L. Nardelli          GE                        President and Chief Executive
                       One River Road            Officer GE Power Systems.
                       Schenectady, NY 12345

D.J. Nayden            GECC                      President and Chief
                       260 Long Ridge Road       Operating Officer,
                       Stamford, CT 06927        GECC.

M.A. Neal              GECC                      Executive Vice
                       260 Long Ridge Road       President, GECC.
                       Stamford, CT 06927

J.M. Samuels           GE                        Vice President and
                       3135 Easton Turnpike      Senior Counsel,
                       Fairfield, CT 06431       Corporate Taxes, GEC.

E.D. Stewart           GECC                      Executive Vice
                       260 Long Ridge Road       President, GECC.
                       Stamford, CT 06927

J.F. Welch, Jr.        GE                        Chairman and Chief
                       3135 Easton Turnpike      Executive Officer,
                       Fairfield, CT 06431       GEC.

EXECUTIVE OFFICERS:

Joan C. Amble          GECC                      Vice President and Comptroller
                       260 Long Ridge Road
                       Stamford, CT 06927

G.C. Wendt             GECC                      Chairman and Chief
                       260 Long Ridge Road       Executive Officer, GECC.
                       Stamford, CT 06927

Barbara E. Daniele     GECC                      Vice President and Senior
                       260 Long Ridge Road       Litigation Counsel.
                       Stamford, CT 06927

Richard D'Avino        GECC                      Vice President and Senior
                       777 Long Ridge Road       Counsel, Taxes.
                       Stamford, CT 06927

G.C. Wendt             GECS                      Chairman, President
                       260 Long Ridge Roadand    Chief Executive
                       Stamford, CT 06927        Officer, GECS.

K. Ahlmann             ERC                       Executive Vice
                       5200 Metcalf              President, GECS.
                       Overland Park,  KS 66202  President and Chief
                                                 Operating Officer,  ERC.

N.D.T. Andrews         GECC                      Executive Vice
                       260 Long Ridge Road       President, GECC.
                       Stamford, CT 06927        See Schedule I.

D.J. Nayden            GECC                      President and Chief
                       260 Long Ridge Road       Operating Officer, GECC.
                       Stamford, CT 06927        See Schedule I.

M.A. Neal              GECC                      Executive Vice
                       260 Long Ridge Road       President, GECC.
                       Stamford, CT 06927        See Schedule I.

E.D. Stewart           GECC                      Executive Vice
                       260 Long Ridge Road       President, GECC.
                       Stamford, CT 06927        See Schedule I.

N.E. Barton            GECC                      Senior Vice President,
                       260 Long Ridge Road       General Counsel and
                       Stamford, CT 06927        Secretary, GECC.
                                                 See Schedule I.

J.A. Parke             GECC                      Senior Vice President,
                       260 Long Ridge Road       Finance, GECC.
                       Stamford, CT 06927        See Schedule I.

L.J. Toole             GECC                      Senior Vice President,
                       260 Long Ridge Road       Human Resources,
                       Stamford, CT 06927        GECC.
                                                 See Schedule I.

J.S. Werner            GECC                      Senior Vice President,
                       201 High Ridge Road       Corporate Treasury and
                       Stamford, CT 06927        Global Funding
                                                 See Schedule I.

                                  Schedule III

                            GENERAL ELECTRIC COMPANY
                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

                      PRESENT                    PRESENT
                      BUSINESS                   PRINCIPAL
NAME                  ADDRESS                    OCCUPATION

J.J. Cash, Jr.        Harvard Business School    Professor of Business
                      Baker Library 187          Administration, Graduate
                      Soldiers Field             School of Business
                      Boston, MA 02163           Administration, Harvard

                                                 University

S.S. Cathcart         222 Wisconsin Avenue       Director and Retired
                      Suite 103                  Chairman of the Board,
                      Lake Forest, IL 60045      Illinois Tool Works.

D.D. Dammerman        GE                         Vice Chairman of the Board,
                      3135 Easton Turnpike       Senior Vice President,
                      Fairfield, CT 06431        Finance, GE

P. Fresco             Fiat SpA                   Vice Chairman of the
                      Via Nizza 250              Board and Executive
                      10126, Torino, Italy       Officer, GE.

C.X. Gonzalez         Kimberly-Clark de          Chairman of the Board
                      Mexico, S.A. de C.V.       and Chief Executive
                      Jose Luis Lagrange 103,    Officer, Kimberly-
                      Tercero Piso               Clark de Mexico, S.A. de C.V.
                      Colonia Los Morales
                      Mexico, D.F. 11510

Andrea Jung           Avon Products              Former member of the
                      1345 Avenue of the         the Board of Directors
                      Americas                   Federated Department
                      NY, NY 10001               Stores

G.G. Michelson        Federated Department       Former Member of the Board of
                      Stores                     Directors -- Federated
                      151 West 34th Street       Department Stores,
                      New York, NY 10001

E.F. Murphy           GE                          Vice Chairman of the
                      3135 Easton Turnpike        Board and Executive
                      Fairfield, CT 06431         Officer, GE.

S. Nunn               King & Spalding             Partner, King & Spalding.
                      191 Peachtree Street, N.E.
                      Atlanta, GA 30303

J. D. Opie            GE                          Vice Chairman of the
                      3135 Easton Turnpike        Board and Executive
                      Fairfield, CT 06431         Officer, GE.

R. S. Penske          Penske Corporation          Chairman of the Board
                      13400 Outer Drive, West     and President
                      Detroit, MI 48239-4001      Penske Corporation

F.H.T. Rhodes         Cornell University          President Emeritus,
                      3104 Snee Building          Cornell University.
                      Ithaca, NY 14853

A.C. Sigler           Champion International      Former Chairman of the Board,
                      Corporation                 Former Chief Executive
                      1 Champion Plaza            Officer and Director
                      Stamford, CT 06921          Champion International
                                                  Corporation.

D.A. Warner III       J.P. Morgan & Co., Inc.     Chairman of the Board and
                      and Morgan Guaranty         Chief Executive Officer
                      Trust Co.                   J.P. Morgan & Co.
                      60 Wall Street & Co.,       Incorporated
                      New York, NY 10260          and Morgan Guaranty
                                                  Trust Company.

J.F. Welch, Jr.       GE                          Chairman of the Board
                      3135 Easton Turnpike        and Chief Executive
                      Fairfield, CT 06431         Officer, GE.

EXECUTIVE OFFICERS:

J.F. Welch, Jr.       GE                          Chairman of the Board
                      3135 Easton Turnpike        and Chief Executive
                      Fairfield, CT 06431         Officer, GE.

P.D. Ameen            GE                          Vice President and
                      3135 Easton Turnpike        Comptroller, GE.
                      Fairfield, CT 06431

J.R. Bunt             GE                          Vice President and
                      3135 Easton Turnpike        Treasurer, GE.
                      Fairfield, CT 06431

D. L. Calhoun         GE                          Vice President and
                      Nela Park                   Treasurer
                      Cleveland, OH 44122

W. J. Conaty          GE                          Senior Vice President
                      3135 Easton Turnpike        Human Resources, GE.
                      Fairfield, CT 06431

D.M. Cote             GE                          Senior Vice President -- GE.
                      3135 Easton Turnpike        Appliances
                      Fairfield, CT 06431

D. D. Dammerman       GE                          Vice Chairman of the Board
                      3135 Easton Turnpike        Senior Vice President,
                      Fairfield, CT 06431         Finance, GE.

L.S. Edelheit         GE                          Senior Vice President
                      P.O. Box 8                  -- Corporate Research
                      Schenectady, NY 12301       and Development, GE.

B.W. Heineman, Jr.    GE                          Senior Vice President,
                      3135 Easton Turnpike        General Counsel
                      Fairfield, CT 06431         and Secretary, GE.

J.R. Immelt           GE                          Senior Vice President
                      P.O. 414                    Medical Systems
                      Milwaukee, WI 53201

G.S. Malm             GE                          Senior Vice President -
                      3135 Easton Turnpike        Asia
                      Fairfield, CT 06431

W.J. McNerney         GE                          Senior Vice President,
                      1 Neumann Way               GE Aircraft Engines
                      Cinncianti, OH 05215

E.F. Murphy           GE                          Vice Chairman of the Board
                      3135 Easton Turnpike        and Executive Officer
                      Fairfield, CT 06431

R.L. Nardelli         GE                          Senior Vice President,
                      One River Road              GE Power Systems
                      Schenectady, NY 12345

 R.W. Nelson          GE                          Vice President
                      3135 Easton Turnpike        Corporate Financial
                      Fairfield, CT 06431         Planning and Analysis, GE.

>

 J. D. Opie          GE                           Vice Chairman of the
                     3135 Easton Turnpike         Board and Executive
                     Fairfield, CT 06431          Officer, GE.

G.M. Reiner          GE                           Senior Vice President
                     3135 Easton Turnpike         Chief Information
                     Fairfield, CT 06431          Officer, GE.

J.G. Rice            GE                           Vice President, GE.
                     2901 East Lake Road          Transportation Systems
                     Erie, PA 16531

G.L. Rogers          GE                           Senior Vice President
                     1 Plastics Avenue            GE Plastics, GE.
                     Pittsfield, MA 01201

L.G. Trotter         GE                           Senior Vice President GE
                     41 Woodford Avenue           Industrial Systems
                     Plainville, CT 06062

                                   Schedule IV

1. Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

         In April, 1994, General Electric Medical Systems' U.K. subsidiary, IGE Medical Systems Limited ("IGEMS") discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

         At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of (pound)5,000 and assessed costs of (pound)5,754. The prosecutors presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

                                 EXHIBIT INDEX

EXHIBIT                  DESCRIPTION
-------                  -----------

1. Joint Filing Agreement dated as of December 24, 1998 by and among GECC, GECS and GE.

2. Securities Purchase Agreement dated October 28, 1998 between GECC, certain other Purchasers and the Issuer.

3. Registration Rights Agreement, dated October 28, 1998, between GECC, certain other Stockholders and the Issuer.

4.   Stock Purchase Warrant, dated October 28, 1998.